Hypo Real Estate
HOLDING


SEC MAIL
RECEIVED
PROCESSING
JUN 06 2005
WASH. D.C.
SECTION

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05008678

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Hanns-Christian Paul
Telephone +49/89/20 30 07-721
Fax +49/89/20 30 07-772
E-mail Hanns-Christian.Paul@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 02 June 2005

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Stefan Wittermann

Dagmar Roed

PROCESSED
JUN 08 2005
THOMSON FINANCIAL

Enclosures

(1) 25 May 2005 — Press release: Hypo Real Estate Bank International issues first USD benchmark bond – volume reaches USD 500 million

(2) 23 May 2005 — Hypo Real Estate Holding AG dividend notice 2005

(3) 20 May 2005 — Press release: Successful second shareholders' meeting of Hypo Real Estate Holding AG

PROCESSED
JUN 08 2005
THOMSON FINANCIAL

Hypo Real Estate

GROUP


SEC MAIL
JUN 06 2005

Press release

Hypo Real Estate Bank International issues first USD benchmark bond – volume reaches USD 500 million

Dublin/Munich, May 25th 2005: Hypo Real Estate Bank International, Dublin, has successfully issued its inaugural US Dollar (USD) benchmark bond under its MTN-Programme. The issue, with a duration of five years, pays a coupon of 3-month-US-LIBOR +0.20%. It is listed in Dublin and Luxembourg. Joint lead managers are Barclays Capital, Deutsche Bank and HSBC. The selling group comprises Daiwa Securities, DZ Bank, NATEXIS and RZB. The Reoffer-Price was fixed at 99.815%.

The bank's first US-Dollar issue was preceded by an investor marketing road show throughout Europe, and also in Asia. Due to strong demand the issue was well oversubscribed. As a result of approaching a wider geographical distribution of investors, the bank achieved its objective in securing many new investors.

Note to the editors:

The MTN-programme which provides the framework for issuing the bank's bonds has a volume of EUR15billion. The arranger in the debt issue programme is Morgan Stanley. Eleven other institutions will market future issues in addition to Morgan Stanley.

Hypo Real Estate Bank International, Dublin
Hypo Real Estate Bank International in Dublin is part of the Hypo Real Estate Group (HREG). The group is one of Europe's largest providers of commercial real estate finance. The corporate group consists of the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich, and three operating units: besides Hypo Real Estate Bank International, these are Württembergische Hypothekenbank AG (WürttHyp) headquartered in Stuttgart, and Munich-based Hypo Real Estate Bank AG, Germany.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München


SEC MAIL PROCESSING
RECEIVED
JUN 06 2005
WASH. D.C. SECTION

Contact:
Hypo Real Estate Group
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com




Hypo Real Estate
GROUP

Hypo Real Estate Holding AG
Munich

WKN:	ISIN:
Ordinary shares 802770	Ordinary shares DE 000 802 770 7
Preferential shares 802771	Preferential shares DE 000 802 771 5

Dividend Notice

The Annual General Meeting of Shareholders on 20 May 2005 voted for a dividend of 0.35 EUR per share to be paid on each share entitled to dividend. Furthermore the arrears for 2002 and 2003 of advance dividends for preferential shares as well as the advance dividend for 2004 for preferential shares are to be paid.

The payment of dividends for the financial year 2004 and of advance dividends is to commence on 23 May 2005. The payment will be subject to deduction of 20% German withholding tax and 5.5% solidarity surcharge on the tax withheld (a total of 21.1%).

Shareholders subject to taxation in Germany can offset the tax withheld against the tax assessed for their German income tax or corporation tax. The solidarity surcharge withheld can be offset against the assessed solidarity surcharge. Imputation tax credits are not involved in the dividend payment.

Withholding tax and solidarity surcharge will not be withheld in the case of shareholders resident in Germany who have submitted to their bank a certificate of non-assessment ("Nichtveranlagungsbescheinigung") from the German tax authorities. The same applies to such shareholders who have submitted a withholding certificate ("Freistellungsauftrag") covering the necessary amount.

For shareholders subject to tax assessment in Germany, the dividend will be taxable in accordance with the provisions of German corporation and income tax law (half-income method).

Munich, 23 May 2005

The Managing Board


SEC MAIL PROCESSING
RECEIVED
JUN 06 2005
WASH, D.C. 209 SECTION

Presseinformation

Successful second shareholders' meeting of Hypo Real Estate Holding AG

- **Preference shares to be converted to ordinary shares**
- **Group to pay dividend of EUR 0.35 per share**
- **Confirmation of forecasts for 2005**

Munich, 20.5.2005: The shareholders' meeting of Hypo Real Estate Holding AG has today adopted a resolution with a large majority to convert the existing preference shares of the company without voting rights into ordinary shares with voting rights. This measure affects all 3.64 million preference shares, which account for 2.71% of the share capital of Hypo Real Estate Holding AG. For this conversion, the former owners of the preference shares, namely Bayerische Landesstiftung, will pay a conversion premium of EUR 2.50 per share to the company.

Georg Funke, Chairman of the Managing Board of Hypo Real Estate Holding AG: "The principle of "one share – one vote" is now also applicable for the Hypo Real Estate Group. This means that Hypo Real Estate shares will become even more attractive for all investors. The conversion premium will benefit the company and boost additional paid-in capital. In addition, the market capitalisation of the company and thus its weighting in the MDAX will be boosted slightly."

Positive summary for financial 2004

The Management Board of Hypo Real Estate Holding AG is positive with regard to the performance of the group in 2004. The group has made major progress in terms of all major strategic tasks, and has achieved all of its earnings objectives. As announced in March, the group will pay a dividend for the first time since the spin-off from HVB AG in September 2003, namely EUR 0.35 per share for the financial year 2004. The Management Board has fully confirmed the earnings forecast for the year 2005.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München


SEC MAIL
JUN 0 6 2005
WASH. D.C.

Georg Funke: "For the Hypo Real Estate Group, the year 2004 was a year full of rapid and far-reaching changes, which the group – and of course particularly our employees – have coped with in an excellent manner. All strategic aims and our earnings objectives have been attained. Our aim is now to achieve sound and continuous further development for the group. In this process, we shall focus on growth, profitability and innovative ability. The development which we have seen so far this year demonstrates that we are moving in the right direction."

The Management Board still predicts that net income before taxes for the whole of 2005 will increase to EUR 400 to 425 million in conjunction with return on equity after taxes of 7.5 to 8%. In 2004, the group stated net income before taxes of EUR 221 million combined with an adjusted return on equity after taxes of 4%.

2000 shareholders attended the shareholders' meeting

Around 2000 shareholders attended the second shareholders' meeting of Hypo Real Estate Holding AG, which this year was held for the first time in the International Congress Center (ICM) in Munich. The initial presence accounted for 28,04 % of the share capital.

The following table sets out details of the voting results:

Hypo Real Estate Holding AG


SEC MAIL
PROCESSING
JUN 06 2005
WASH, D.C.
209
SECTION

A) Voting results of the shareholders' meeting on 20 May 2005

Agenda item	No votes	Yes votes
2 Resolution concerning the appropriation of cumulative profits	2.053	37.560.176 in %: 99,99
3 Resolution concerning the approval of the actions of the members of the Managing Board for financial 2004	229.845	37.318.344 in %: 99,39
4 Resolution concerning the approval of the actions of the members of the Supervisory Board for financial 2004	229.613	37.318.551 in %: 99,39
5 Resolution concerning the authorisation to acquire and dispose of treasury shares according to section 71 (1) no. 8 AktG	80.769	37.477.829 in %: 99,78
6 Resolution concerning the conversion of preference shares without voting rights into ordinary shares with voting rights by cancelling the preferential rights and the changes to the Articles of Association resulting from this conversion	17.542	37.542.299 in %: 99,95
7 Separate resolution of the ordinary shareholders concerning the conversion of preference shares without voting rights into ordinary shares with voting rights by cancelling the preferential treatment and the changes to the Articles of Association resulting from this conversion	17.400	33.902.807 in %: 99,95
8 Resolution concerning the change of the Articles of Association for adapting the purpose of the company to the new regulations by the Pfandbrief law	14.399	37.543.843 in %: 99,96
9 Resolution concerning the change to the Articles of Association in order to adapt them to the law for company integrity and modernisation of dispute law (Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrecht – UMAG)	318.708	35.422.815 in %: 99,11
10 Election of auditor	8.201	37.536.769 in %: 99,98

B) Initial presence: 28,04 % of share capital represented.

Press contact:

Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
Email:oliver.gruss@hyporealestate.com